

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2021

Robert Zummo
Chairman and Chief Executive Officer
Zummo Flight Technologies Corporation
8311 East Via de Ventura, Suite 2082
Scottsdale, AZ 85258

> **Re: Zummo Flight Technologies Corporation**
> **Amendment 1 to Offering Statement on Form 1-A**
> **Filed January 5, 2021**
> **File No. 24-11347**

Dear Mr. Zummo:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

Amendment No. 2 to Form 1-A filed January 5, 2021

Audited Financial Statements for Period Ended December 31, 2019
Note 7. Subsequent Events, page 45

1. Your disclosure states that subsequent events were evaluated through August 31, 2020, "the date on which the financial statements were available to be issued." Since it would appear that the financial statements were not available to be issued prior to the September 4, 2020 audit opinion date, please revise such disclosure to match the date of the audit opinion. This comment also applies to Note 6 of the interim financial statements on page 45 and to Note 7 of the audited December 31, 2018 financial statements on page 46.

Exhibits

2. We refer to Exhibit 1A-11 and note that the consent of Junaid Qazi, CPA is dated October 5, 2020. In your next amendment, please include a currently dated auditor's consent. Please refer to Section 11(a)(i) in Item 17 of Form 1-A for guidance.

3. Please refer to Section 4.08 of Exhibit 1A-4, which states that "any disagreement or matter relating to this Agreement, the Shares, or the Platform, such disagreement or matter shall be exclusively submitted to the federal or state courts located in Maricopa County, Arizona." As currently written, it appears this provision could apply to claims arising under the Securities Act and the Exchange Act. As requested previously, revise the disclosure in the offering statement and this exhibit to make clear whether the provision applies to actions arising under the Securities Act or the Exchange Act. Section 27 of the Exchange Act creates exclusive jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or its rules and regulations and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or its rules and regulations. If the provision applies to Securities At claims, revise the disclosure to state that there is uncertainty regarding whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and their rules and regulations. If the provision does not apply to actions arising under the Securities Act or the Exchange Act, ensure this exhibit states this clearly and consistently.

 You may contact Dale Welcome at (202) 551-3865 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Nicholas Antaki